

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. Qinghua Hu
Chief Executive Officer
2533 North Carson Street
Carson City, NV 89706-0242

      Re: Niusule Biotech Corp.
             Item 4.01 Form 8-K
             File No. 333-152398

Dear Mr. Hu:

      We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                      Brad Skinner
                                      Senior Assistant Chief Accountant